                                                      Page  1    of  21   Pages
                                                          -----     -----
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                 Amendment No. 5
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            IPC Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                 --------------

                                    44980K206
                                 (CUSIP Number)

                           Cable Systems Holding, LLC
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212- 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 1999
             (Date of Event which Requires Filing of this Statement)

                                 --------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  2    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Cable Systems Holding, LLC
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        4,488,632
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            340,952
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        4,488,632
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        340,952
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,829,584
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.8%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  3    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citicorp Venture Capital Ltd.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            NY
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  4    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citibank, N.A.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            BK
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  5    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citicorp
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  6    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Citigroup Inc.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                    13D           Page  7    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            David Kirby
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                 -------------------------
CUSIP No. 44980K206                   13D            Page  8    of  21   Pages
                                                         -----     -----
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            John O'Mara
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            See Item 5.
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        See Item 5.
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 5 amends the Schedule 13D and each of Amendment No.1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto filed on December 29, 1997, December 30, 1997, April 27, 1998, May 22, 1998 and April 14,
1999, respectively. Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 5. Information given in response to each item shall be deemed incorporated by reference in all other items.

              ITEM 1. SECURITY AND ISSUER.

              The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of IPC Communications, Inc., a Delaware corporation ("IPC" or the "Company"). The principal executive offices of IPC are located at 88 Pine Street, New York, New York 10005. Prior to May 21, 1999, the Shares consisted of the same number of shares of common stock, $0.01 par value (the "IPI Shares"), of IPC Information Systems, Inc. ("IPI"). On May 21, 1999, IPC and IPI were part of a reorganization (the "Reorganization") in which IPC was formed, IPI became a wholly-owned subsidiary of IPC and each IPI Share was converted into one Share. IPC is deemed to be a successor issuer to IPI.

              ITEM 2. IDENTITY AND BACKGROUND.

              This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC"); (ii) Citicorp Venture Capital Ltd., a New York corporation ("CVC"); (iii) Citibank, N.A., a national banking association ("Citibank"); (iv) Citicorp, a Delaware corporation ("Citicorp"); (v) Citigroup Inc., a Delaware corporation ("Citigroup"); (vi) David Kirby ("Kirby"); and (vii) John O'Mara ("O'Mara").

              CSH LLC is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries. The address of its principal business office is 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Certain members of CSH LLC (the "IPC Members") own units of CSH LLC attributable to CSH LLC's ownership of the Shares (the "IPC Units"). Those IPC Members holding IPC Units entitling the holder to vote on matters relating to IPC (the "IPC Voting Units"), acting directly or through their designees, make all of the investment decisions regarding IPC on behalf of CSH LLC.

              CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

              Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

              Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

              Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset

Management and Investment Activities segments.

              The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of CSH LLC, CVC, and Citigroup are set forth on Schedules A through C, respectively, attached hereto.

              Kirby's business address is 24 Father Peter's Lane, New Canaan, Connecticut 06840. Kirby is a U.S. citizen. His present principal occupation is Investor/Consultant.

              O'Mara's business address is 623 Lake Avenue, Greenwich, Connecticut 06830. His present principal occupation is Investor/Consultant.

              During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

              ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              See Item 5 below.

              ITEM 4. PURPOSE OF TRANSACTION.

              See Item 5 below.

              After giving effect to the transactions described below under
Item 5, CSH LLC remains subject to the Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among CSH LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P. ("ACP") (formerly known as Lawrence, Smith & Horey III, L.P.) (the "Original Investors Agreement") as described in prior Amendments to this Schedule 13D. The Original Investors Agreement is attached hereto as Exhibit 2. To reflect the fact that the Shares became the common stock of IPC pursuant to the Reorganization, the Investors Agreement was amended on May 21, 1999 to make IPC a signatory in lieu of IPI. This amendment and IPC's acknowledgment thereof are attached hereto as Exhibits
3.1 and 3.2, respectively. The Original Investors Agreement, as so amended, is referred to herein as the "Investors Agreement." Subject to the Investors Agreement, CSH LLC controls IPC. CSH LLC may from time to time acquire Shares in the open market.

              ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              The information set forth in Items 7-13 of the first cover sheet filed herewith is incorporated by reference in response to this Item.

              On May 21, 1999, CSH LLC effected an in-kind distribution (the "Distribution") of an aggregate of 4,829,584 Shares to the IPC Members on a pro rata basis. Each IPC Member received two Shares for every IPC Unit held by it and became a party to the Investors Agreement by executing one of the Joinder Agreements attached as an exhibit hereto. CVC, Kirby and O'Mara received approximately 4,028,242, 48 and 48 Shares, respectively. On May 24, 1999, four of the IPC Members, including CVC, Kirby and O'Mara, contributed to CSH LLC all of the

Shares they received in the Distribution (an aggregate of 4,488,632 Shares) and received one IPC Unit for every two Shares contributed. Pursuant to the terms of the Investors Agreement, CSH LLC retains control over certain voting decisions and certain rights with respect to dispositions of those Shares that were distributed to IPC Members and not subsequently recontributed as described above.

              Following the transactions described in this Item 5, CSH LLC beneficially owned 4,829,584 Shares, representing approximately 59.8% of the outstanding voting securities of the Company. As a result of such transactions, the Reporting Persons may constitute a group. Following such transactions, any decision taken by CSH LLC regarding these IPC Shares requiring a majority vote of the IPC Members must receive the affirmative vote of at least two of CVC, Kirby and O'Mara. As a result of the Investors Agreement, the Reporting Persons may constitute a group with Richard Kleinknecht, David Walsh, Anthony Servidio and ACP.

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              See Items 4 and 5.

              ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Joint Filing Agreement among the Reporting Persons.

              Exhibit 2: Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P. (incorporated by reference to Amendment No. 2 to Schedule 13D as filed with the SEC on April 27, 1998).

              Exhibit 3.1: Amendment No. 1, dated as of May 21, 1999, to the Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 3.2: Acknowledgment of IPC Communications, Inc., dated May 21, 1999.

              Exhibit 4: Joinder Agreement, dated May 21, 1999, by and among Alchemy L.P. and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 5: Joinder Agreement, dated May 21, 1999, by and among Richard M. Cashin, Jr. and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 6: Joinder Agreement, dated May 21, 1999, by and among CCT Partners V, L.P. and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 7: Joinder Agreement, dated May 21, 1999, by and among Citicorp Venture Capital Ltd. and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of

April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 8: Joinder Agreement, dated May 21, 1999, by and among Michael A. Delaney and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 9: Joinder Agreement, dated May 21, 1999, by and among Ian
D. Highet and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 10: Joinder Agreement, dated May 21, 1999, by and among David Y. Howe and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 11: Joinder Agreement, dated May 21, 1999, by and among David Kirby and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 12: Joinder Agreement, dated May 21, 1999, by and among Byron L. Knief and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 13: Joinder Agreement, dated May 21, 1999, by and among Richard E. Mayberry and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 14: Joinder Agreement, dated May 21, 1999, by and among John O'Mara and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 15: Joinder Agreement, dated May 21, 1999, by and among Paul C. Schorr, IV and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 16: Joinder Agreement, dated May 21, 1999, by and among David F. Thomas and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 17: Joinder Agreement, dated May 21, 1999, by and among James A. Urry and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 18: Joinder Agreement, dated May 21, 1999, by and among John D. Weber and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

              Exhibit 19: Joinder Agreement, dated May 21, 1999, by and among 63BR Partnership and IPC Communications, Inc., to Amended and Restated Investors Agreement, dated as of April 9, 1998 by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P.

                                   SIGNATURES


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                       Cable Systems Holding, LLC


                                       By: /s/ Bruce Burkett
                                          ---------------------------------
                                          Name: Bruce Burkett
                                          Title: Manager


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                       Citicorp Venture Capital Ltd.

                                       By:  /s/ Richard M. Cashin
                                          ---------------------------------
                                          Name: Richard M. Cashin
                                          Title: President



              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                       Citibank, N.A.


                                       By: /s/ Glenn Gray
                                          ---------------------------------
                                          Name:  Glenn Gray
                                          Title: Assistant Secretary

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                       Citicorp


                                       By: /s/ Glenn Gray
                                          ---------------------------------
                                          Name:  Glenn Gray
                                          Title: Assistant Secretary


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                       Citigroup Inc.

                                       By: /s/ Glenn Gray
                                          ---------------------------------
                                          Name:  Glenn Gray
                                          Title: Assistant Secretary


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                         /s/ David Kirby
                                       ---------------------------------
                                       Name: David Kirby


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 1999

                                         /s/ John O'Mara
                                       ---------------------------------
                                       Name: John O'Mara

                                                                   Schedule A


                                    Managers
                                       of
                           Cable Systems Holding, LLC

              The names and titles of the Managers of Cable Systems Holding, LLC ("CSH LLC") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH LLC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH LLC and each individual is a United States citizen.



Name, Business Address       Present Principal Occupation
-----------------------      -----------------------------
   Peter A. Woog             Manager; President and Chief Executive Officer
                             of Cable Systems International, Inc.; President and
                             Chief Executive Officer of Cable Systems Holding
                             Company

   Bruce Burkett             Manager; Secretary, Treasurer and Chief Financial
                             Officer of Cable Systems International, Inc.;
                             Secretary, Treasurer and Chief Financial Officer of Cable Systems Holding Company

                                                                   Schedule B

                        Executive Officers and Directors
                                       of
                          Citicorp Venture Capital Ltd.

              The names of the Directors and the names and titles of the Executive Officers of Citicorp Venture Capital Ltd. ("CVC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of CVC at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CVC and each individual is a United States citizen.


Name, Business Address      Present Principal Occupation and Business Address
-----------------------     -------------------------------------------------
Michael T. Bradley          Vice President
William T. Comfort          Chairman and Director
Richard M. Cashin           President
Lauren M. Connelly          Vice President & Secretary
Charles E. Corpening        Vice President
Michael A. Delaney          Vice President
Ann M. Goodbody             Director
Ian D. Highet               Vice President
David Y. Howe               Vice President
Thomas E. Jones             Director
Byron L. Knief              Senior Vice President
Richard E. Mayberry         Vice President
Thomas F. McWilliams        Vice President
M. Saleem Muqaddam          Vice President
Frederick A. Roesch         Director
Paul C. Schorr              Vice President
Joseph M. Silvestri         Vice President
David F. Thomas             Vice President
James A. Urry               Vice President
John D. Weber               Vice President
Thomas H. Sanders           Vice President

                                                                      Schedule C


                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

              The names of the Directors and the names and titles of the Executive Officers of Citicorp and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


Name, Title and Citizenship           Principal Occupation and Business Address
----------------------------          -----------------------------------------

C. Michael Armstrong                  Chairman & Chief Executive Officer
Director                              AT&T Corp.
                                      295 North Maple Avenue
                                      Basking Ridge, New Jersey  07920

Alain J.P. Belda                      President & Chief Operations Officer
Director (Brazil)                     ALCOA Inc.
                                      201 Isabella Street
                                      Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin                    Partner
Director                              Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue
                                      New York, New York 10022

Kenneth T. Derr                       Chairman & Chief Executive Officer
Director                              Chevron Corporation
                                      575 Market Street
                                      San Francisco, California 94105

John M. Deutch                        Institute Professor
Director                              Massachusetts Institute of Technology
                                      77 Massachusetts Avenue, Room 6-208
                                      Cambridge, Massachusetts  02139

Ann Dibble Jordan                     Consultant & Former Director of Social
Director                              Services The University of Chicago
                                      Medical Center
                                      2904 Benton Place, NW
                                      Washington, DC 20008

Reuben Mark                           Chairman & Chief Executive Officer
Director                              Colgate-Palmolive Company
                                      300 Park Avenue
                                      New York, New York 10022-7499

Michael T. Masin                      Vice Chairman, President-International
Director                              GTE Corporation
                                      One Stamford Forum
                                      Stamford, Connecticut 06904

Dudley C. Mecum                       Managing Director
Director                              Capricorn Holdings
                                      30 East Elm Street
                                      Greenwich, Connecticut 06830

Richard D. Parsons                    President
Director                              Time Warner, Inc.
                                      75 Rockefeller Plaza, 29th Floor
                                      New York, New York  10019

Andrall E. Pearson                    Chairman & Chief Executive Officer
Director                              Tricon Global Restaurants, Inc.
                                      660 Steamboat Road
                                      Greenwich, Connecticut 06830

John S. Reed                          Chairman & Co-Chief Executive Officer
Director & Executive Officer          Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Robert B. Shapiro                     Chairman & Chief Executive Officer
Director                              Monsanto Company
                                      800 North Lindbergh Blvd.
                                      Mail Zone DIS
                                      St. Louis, Missouri 63167

Franklin A. Thomas                    Lawyer/Consultant & Former President,
Director                              The Ford Foundation
                                      595 Madison Avenue, 33rd Floor
                                      New York, New York  10022

Sanford I. Weill                      Chairman & Co-Chief Executive Officer
Director & Executive Officer          Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Edgar S. Woolard, Jr.                 Former Chairman & Chief Executive Officer
Director                              E.I. du Pont de Nemours & Company
                                      1007 Market Street
                                      Wilmington, Delaware 19898

Arthur Zankel                         General Partner
Director                              First Manhattan Company
                                      437 Madison Avenue
                                      New York, New York 10022

The Honorable Gerald R. Ford          Former President of the United States
Honorary Director                     Post Office Box 927
                                      Rancho Mirage, California  92270

William I. Campbell                   Co-Chief Executive Officer
Executive Officer (USA/Canada)        Global
                                      Consumer Business
                                      1 Court Square
                                      Long Island City, New York 11120

Michael A. Carpenter                  Co-Chief Executive Officer
Executive Officer                     Global Corporate and Investment Bank of
                                      Citigroup Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Paul J. Collins                       Vice Chairman
Executive Officer                     Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Edward D. Horowitz                    e-Citi
Executive Officer                     153 East 53rd Street
                                      New York, New York  10043

Thomas W. Jones                       Co-Chairman and Chief Executive Officer
Executive Officer                     SSB Citi Asset Management Group
                                      388 Greenwich Street
                                      New York, New York 10013

Robert I. Lipp                        Co-Chief Executive Officer,
Executive Officer                     of Citigroup's Global Consumer Business
                                      153 East 53rd Street
                                      New York, New York 10043

Deryck C. Maughan                     Vice Chairman
Executive Officer (U.K.)              Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Victor J. Menezes                     Co-Chief Executive Officer,
Executive Officer (India)             Global Corporate and Investment Bank of
                                      Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Heidi G. Miller                       Chief Financial Officer
Executive Officer                     Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Charles O. Prince, III                Co-General Counsel & Corporate Secretary
Executive Officer                     Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Mary Alice Taylor                     Global Operations & Technology
Executive Officer                     Citigroup Inc.
                                      1 Court Square
                                      Long Island City, New York 11120

Todd S. Thomson                       Strategy & Business Development
Executive Officer                     Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Marc P. Weill                         Citigroup Investments
Executive Officer                     153 East 53rd Street
                                      New York, New York  10043